EQUITY ONE, INC.

Officer's Certificate

Annual Statement of Servicer

Popular ABS, Inc. Mortgage Pass-Through Certificates, Series 2005-6

Pursuant to the provisions of the Pooling and Servicing Agreement for the above captioned series (the “Agreement”), the undersigned hereby certifies that he is an officer of Equity One, Inc., a Delaware corporation (the “Servicer”), and does hereby further certify that:

1.  A review of the activities of the Servicer during the period of December 1, 2005 through the fiscal year ended December 31, 2006, and of its performance under the Agreement has been made under his supervision; and

2.  To the best of his knowledge, based on such review, the Servicer has fulfilled all of its obligations under the Agreement throughout such period.

IN WITNESS WHEREOF, the undersigned has executed this Officer's Certificate on behalf of the Servicer as of this 29th day of March, 2007.

EQUITY ONE, INC.

By:   /s/ Dennis J. Lauria
Name: Dennis J. Lauria
Title: Senior Vice President